UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )* Monocle Acquisition Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 609754106
(CUSIP Number) Eric J. Zahler c/o Monocle Acquisition Corporation 750 Lexington Avenue, Suite 1501 New York, NY 10022 (212) 446-6981
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 11, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609754106	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Monocle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
8	SHARED VOTING POWER 4,589,303*
9	SOLE DISPOSITIVE POWER - 0 -
10	SHARED DISPOSITIVE POWER 4,589,303*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,589,303*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 20.6%
14	TYPE OF REPORTING PERSON OO

* The securities are held directly by Monocle Partners, LLC (the “Sponsor”) and indirectly by Eric J. Zahler, Sai S. Devabhaktuni and Richard J. Townsend as managers of the Sponsor. Each of Messrs. Zahler, Devabhaktuni and Townsend disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 609754106	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Eric J. Zahler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
8	SHARED VOTING POWER 4,589,303*
9	SOLE DISPOSITIVE POWER - 0 -
10	SHARED DISPOSITIVE POWER 4,589,303*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,589,303*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 20.6%
14	TYPE OF REPORTING PERSON IN

* The securities are held directly by the Sponsor and indirectly by Eric J. Zahler, Sai S. Devabhaktuni and Richard J. Townsend as managers of the Sponsor. Each of Messrs. Zahler, Devabhaktuni and Townsend disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 609754106	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Sai S. Devabhaktuni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
8	SHARED VOTING POWER 4,589,303*
9	SOLE DISPOSITIVE POWER - 0 -
10	SHARED DISPOSITIVE POWER 4,589,303*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,589,303*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 20.6%
14	TYPE OF REPORTING PERSON IN

* The securities are held directly by the Sponsor and indirectly by Eric J. Zahler, Sai S. Devabhaktuni and Richard J. Townsend as managers of the Sponsor. Each of Messrs. Zahler, Devabhaktuni and Townsend disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 609754106	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Richard J. Townsend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
8	SHARED VOTING POWER 4,589,303*
9	SOLE DISPOSITIVE POWER - 0 -
10	SHARED DISPOSITIVE POWER 4,589,303*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,589,303*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 20.6%
14	TYPE OF REPORTING PERSON IN

* The securities are held directly by the Sponsor and indirectly by Eric J. Zahler, Sai S. Devabhaktuni and Richard J. Townsend as managers of the Sponsor. Each of Messrs. Zahler, Devabhaktuni and Townsend disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 609754106	SCHEDULE 13D	Page 6 of 11 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Monocle Acquisition Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 750 Lexington Avenue, Suite 1501, New York, NY 10022.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Monocle Partners, LLC (the “Sponsor”), Eric J. Zahler, Sai S. Devabhaktuni and Richard J. Townsend (collectively, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 750 Lexington Avenue, Suite 1501, New York, NY 10022.

(c)	Messrs. Zahler, Devabhaktuni and Townsend are the managers of the Sponsor. The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering. Mr. Zahler is the President and Chief Executive Officer of the Issuer. Mr. Devabhaktuni is the Chairman of the Board of the Issuer. Mr. Townsend is the Executive Vice President, Chief Financial Officer and Secretary of the Issuer.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	Messrs. Zahler, Devabhaktuni and Townsend are citizens of the United States of America. The Sponsor was formed under Delaware law.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid the Issuer $23,437.50 for the Founder Shares (as defined below) and $5,913,340 for the Private Units (as defined below).

Item 4.	Purpose of Transaction.

Founder Shares

Pursuant to the terms of a founder shares subscription agreement with the Issuer dated as of September 26, 2018 (the “Founder Shares Subscription Agreement”), the Sponsor purchased 5,390,625 shares of Common Stock (the “Founder Shares”) for an aggregate purchase price of $23,437.50 in cash, or approximately $0.004 per share. Pursuant to the terms of securities assignment agreements (the “Securities Assignment Agreements”), in November 2018, the Sponsor transferred 15,000 of the Founder Shares to each of the Issuer’s three independent directors for a price of approximately $0.004 per share. On November 19, 2018, the Sponsor forfeited 1,347,656 Founder Shares to the Issuer for no consideration.

CUSIP No. 609754106	SCHEDULE 13D	Page 7 of 11 Pages

Private Units

On February 11, 2019, the Issuer completed its initial public offering of 17,250,000 units (“Units”), including the issuance of 2,250,000 units as a result of the underwriters’ full exercise of their over-allotment option, each Unit consisting of one share of Common Stock and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $11.50 per share. Simultaneously with the consummation of the Issuer’s initial public offering, pursuant to a unit purchase agreement dated as of February 6, 2019 (the “Unit Purchase Agreement”), the Sponsor purchased 591,334 units (“Private Units”) for an aggregate price of $5,913,340 in a private placement. Each Private Unit consists of one share of Common Stock and one warrant (each, a “Private Warrant”, and together with the Public Warrants, the “Warrants”), each Private Warrant entitling the holder to purchase one share of Common Stock at an exercise price of $11.50 per share. The Private Warrants are exercisable beginning on the later of February 11, 2020 or 30 days after the completion of the Issuer’s initial business combination, may be exercised on a cashless basis and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation. The Private Units (and the securities underlying the Private Units) will, subject to certain limited exceptions, be subject to transfer restrictions until after the completion of the Issuer’s initial business combination. The Private Warrants are not redeemable by the Issuer so long as they are held by the initial purchasers or their permitted transferees. Permitted transferees will be subject to the same limitations on transfer.

Working Capital Loans

The Sponsor, an affiliate of the Sponsor, or certain of the Issuer’s officers and directors may, but are not obligated to, loan the Issuer funds as may be required. Up to $1,500,000 of such loans may be convertible, at the option of the lender, into additional units of the post-business combination entity at a price of $10.00 per unit. The units would be identical to the terms of the Private Units. The terms of such loans have not been determined.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement (the “Warrant Agreement”), dated as of February 6, 2019, between the Issuer and Continental Stock Transfer & Trust Company. Each Warrant entitles the registered holder to purchase one share of the Common Stock at a price of $11.50 per share, subject to adjustment described therein, at any time commencing on the later of: (i) the date that is 30 days after the first date on which the Issuer completes a business combination, or (ii) February 11, 2020, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is 5 years after the date on which the Issuer completes its initial business combination, (y) the liquidation of the Issuer in accordance with the Issuer’s amended and restated certificate of incorporation, as amended from time to time, if the Issuer fails to complete a business combination, or (z) other than with respect to the Private Warrants then held by the initial purchasers or their permitted transferees, the date the Issuer elects to redeem all the Warrants.

Registration Rights

The Sponsor is a party to a registration rights agreement dated as of February 6, 2019 (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the holders (or their permitted transferees) of at least a majority in interest of the Founder Shares, the Private Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Private Warrants), the Private Units (including any shares of Common Stock and Private Warrants underlying the Private Units), any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Issuer issuable upon conversion of any working capital loans in an amount up to $1,500,000 and any other equity security of the Issuer issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively the “Registrable Securities”) shall be entitled to require the Issuer, on three occasions at any time after the date on which the Registrable Securities are released from lockup, to register all or part of their Registrable Securities. In addition, the holders of the Registrable Securities have “piggyback” registration rights commencing on the date on which the Registrable Securities are released from lockup.

Letter Agreement

On February 6, 2019, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, Cowen Investments II LLC (“Cowen”) and the Issuer’s directors and officers.

CUSIP No. 609754106	SCHEDULE 13D	Page 8 of 11 Pages

Under the Letter Agreement, the Sponsor, Cowen and the Issuer’s directors and officers agreed that they will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s initial public offering if the Issuer does not complete a business combination within the required time period unless the Issuer provides its public stockholders with the opportunity to redeem their shares upon approval of any such amendment.

The Sponsor, Cowen and the Issuer’s directors and officers have agreed that if the Issuer seeks stockholder approval of a proposed business combination they will vote all shares held by them in favor of such proposed business combination.

Also pursuant to the Letter Agreement, the Sponsor, Cowen and the Issuer’s directors and officers agreed not to transfer any Founder Shares or Private Units (or any securities underlying the Private Units, including the shares of Common Stock and Private Warrants included in the Private Units and the shares of Common Stock underlying the Private Warrants included in the Private Units) until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, (i) the last reported sale price of the Issuer’s Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the Issuer’s initial business combination or (ii) the Issuer consummates a subsequent liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Under the Letter Agreement, the Sponsor, Cowen and the Issuer’s directors and officers agreed to waive, with respect to any shares of the Common Stock held by them, any redemption rights they may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The foregoing summary of certain terms of the Founder Shares Subscription Agreement, the Securities Assignment Agreements, the Unit Purchase Agreement, the Warrant Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1-8 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 609754106	SCHEDULE 13D	Page 9 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	As described in Item 4, the Reporting Persons may be deemed the beneficial owners of 4,589,303 shares of Common Stock representing approximately 20.6% of the outstanding shares of Common Stock. This does not include shares issuable upon exercise of the Private Warrants because the Private Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 22,280,000 shares of Common Stock reported to be outstanding in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on February 7, 2019, after giving effect to the completion of the Issuer’s initial public offering and the full exercise of the underwriters’ over-allotment option, as described therein.

(b)	By virtue of their control of the Sponsor, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 4,589,303 shares of Common Stock held by the Sponsor.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d)	Except as described in this paragraph, as of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D. Stone Pier LLC holds 21.15% of the economic interests of the Sponsor and has designated Mr. Townsend as a member of the board of managers of the Sponsor. Messrs. Zahler, Devabhaktuni and Townsend, as managers of the Sponsor, have the right, acting together, to direct the receipt of dividends in respect of, and proceeds from the sale of, the Founder Shares and the Private Units (including the securities underlying the Private Units).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Founder Shares Subscription Agreement, dated as of September 26, 2018, between the Issuer and Monocle Partners, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-228470), filed with the Securities and Exchange Commission on November 19, 2018).

2	Securities Assignment Agreement, dated as of November 2, 2018, between Monocle Partners, LLC and C. Robert Kehler (incorporated by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1 (File No. 333-228470), filed with the Securities and Exchange Commission on November 19, 2018).

CUSIP No. 609754106	SCHEDULE 13D	Page 10 of 11 Pages

3	Securities Assignment Agreement, dated as of November 15, 2018, between Monocle Partners, LLC and Donald W. Manvel (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 (File No. 333-228470), filed with the Securities and Exchange Commission on November 19, 2018).
4	Securities Assignment Agreement, dated as of October 30, 2018, between Monocle Partners, LLC and John C. Pescatore (incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1 (File No. 333-228470), filed with the Securities and Exchange Commission on November 19, 2018).
5	Unit Purchase Agreement, dated as of February 6, 2019, between the Issuer and Monocle Partners, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 12, 2019).
6	Warrant Agreement, dated as of February 6, 2019, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 12, 2019).
7	Registration Rights Agreement, dated as of February 6, 2019, among the Issuer, Monocle Partners, LLC, Cowen Investments II LLC and the initial stockholders (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 12, 2019).
8	Letter Agreement, dated as of February 6, 2019, among the Issuer, Monocle Partners, LLC, Cowen Investments II LLC and each of the officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 12, 2019).
9	Joint Filing Agreement, dated as of February 21, 2019, among the Reporting Persons.*
10	Powers of Attorney (incorporated by reference to Exhibit 24 to the Form 3s filed by the Reporting Persons on February 6, 2019).
* Filed herewith.

CUSIP No. 609754106	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2019

MONOCLE PARTNERS, LLC

By:	/s/ Sai S. Devabhaktuni*
Name: Sai S. Devabhaktuni
Title: Manager

/s/ Eric J. Zahler*
Name: Eric J. Zahler

/s/ Sai S. Devabhaktuni*
Name: Sai S. Devabhaktuni

/s/ Richard J. Townsend*
Name: Richard J. Townsend

*By:	/s/ Alan I. Annex
Name: Alan I. Annex
Attorney-in-Fact